          AMDOCS LIMITED DEMONSTRATES CONTINUED STRONG GROWTH IN SECOND
                                    QUARTER


     EPS, excluding acquisition-related charges, increases by 42.9% to $0.30



St. Louis, MO - April 23, 2001 -- Amdocs Limited (NYSE: DOX) today reported that for the second quarter ended March 31, 2001, revenue reached $372.3 million, an increase of 37.5% over last year's second quarter. Excluding acquisition-related charges, net income increased 49.7% to $67.6 million, while earnings per share increased 42.9% to $0.30 per diluted share, compared to net income of $45.2 million, or $0.21 per diluted share, in the second quarter of fiscal 2000. The Company's as-reported net income, which includes acquisition-related charges of amortization of goodwill and purchased intangible assets and related tax effects, was $15.4 million, or $0.07 per diluted share, compared to net income of $42.9 million, or $0.20 per diluted share, in the second quarter of fiscal 2000.

Avi Naor, Chief Executive Officer of Amdocs Management Limited, noted, "This was another excellent quarter for Amdocs. We continue to demonstrate strong, consistent growth, and to exceed our financial objectives. Our new business wins this quarter were strong across all our product platforms and from both new and existing customers. We are very confident that our positive momentum will be maintained with excellent business results in the coming quarters."

Naor continued, "We had 13 new business wins during the quarter, an unprecedented number for Amdocs. As a result of our ongoing success, we continued to expand our workforce, adding 450 information system professionals worldwide in the last quarter. We also have a strong and diverse pipeline of business prospects, across all regions, lines of business and services, including solutions and outsourcing projects. Our visibility is excellent, based on our ongoing long-term relationships with existing customers."

Naor concluded, "Amdocs' stability and consistency can be attributed to a number of factors. The customer care and billing systems market is very strong and dynamic. Customer care and billing systems serve as key differentiators in the intensely competitive communications marketplace, as operators seek to offer new technologies and services as well as support continued growth. In addition, our well-balanced portfolio also provides great stability. Our portfolio of offerings includes a broad product suite, spanning CRM, billing and order management; the ability to support multiple lines of business, whether mobile, wireline or IP; a variety of service alternatives including licensed solutions and outsourcing projects; and geographic diversity spanning all major global markets. Furthermore, our solutions-based, services-oriented business model and long-term customer relationships ensure a consistent, ongoing revenue flow."

Amdocs is the world's leader in CRM, billing and order management systems for communications and IP service providers. Amdocs has an unparalleled success record in project delivery of its mission-critical products. With over 8,150 information systems professionals deployed worldwide, Amdocs supports a global customer base. For more information visit our Web site at www.amdocs.com.

Amdocs will host a conference call on April 23 at 5 p.m. Eastern Daylight Time to discuss the Company's second quarter results. The call will be carried live on the Internet via and the Amdocs website, www.amdocs.com.

This press release may contain forward looking statements as defined under the Securities Act of 1933, as amended, including statements about Amdocs' growth and business results in future quarters. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, Amdocs' ability to continue leveraging its growth in each of the mobile, wireline and IP business segments, the adverse effects of market competition, rapid changes in technology that may render the company's products and services obsolete, potential loss of a major customer, and risks associated with operating businesses in the international market. These and other risks are discussed at greater length in the company's filings with the Securities and Exchange Commission.

Contact:

Thomas G. O'Brien
Treasurer and Director of Investor Relations
Amdocs Limited
314/212-8328
E-mail: dox info@amdocs.com

                                - tables follow -

                                 AMDOCS LIMITED

             Pro forma Consolidated Statements of Income (Unaudited)

      Excluding Purchased In-Process Research and Development, Acquisition Related Costs, Amortization of Goodwill and Purchased Intangible Assets
                            and Related Tax Effects
                      (in thousands, except per share data)

                                                                 Three months ended                     Six months ended
                                                                      March 31,                             March 31,
                                                                    March 31, (1)                         March 31, (2)
                                                                 ------------------                     ----------------
                                                              2001                2000               2001               2000
                                                              ----                ----               ----               ----
Revenue:
  License                                                $     43,290        $     30,441        $     81,366       $     56,943
  Service                                                     328,999             240,304             633,090            449,308
                                                         ----------------    ----------------    --------------     -------------
                                                              372,289             270,745             714,456            506,251
Operating expenses:
  Cost of license                                               1,295               1,458               2,953              2,631
  Cost of service                                             206,154             156,272             397,942            295,100
  Research and development                                     25,152              17,713              48,731             32,683
  Selling, general and administrative                          48,168              33,087              91,618             60,186
                                                         ----------------    ----------------    --------------     -------------
                                                              280,769             208,530             541,244            390,600
                                                         ----------------    ----------------    --------------     -------------
Operating income                                               91,520              62,215             173,212            115,651

Other income, net                                               5,096               2,318              10,658              2,663
                                                         ----------------    ----------------    --------------     -------------
Income before income taxes                                     96,616              64,533             183,870            118,314

Income taxes                                                   28,985              19,360              55,161             35,494
                                                         ----------------    ----------------    --------------     -------------
Net income                                               $     67,631        $     45,173        $    128,709       $     82,820
                                                         ================    ================    ==============     =============
Diluted earnings per share                               $       0.30        $       0.21        $       0.57       $       0.40
                                                         ================    ================    ==============     =============
Diluted weighted average number of shares outstanding         227,213             211,416             226,994            207,904
                                                         ================    ================    ==============     =============

     (1) Excludes $54,164 and $2,100 of amortization of goodwill and purchased intangible assets, and tax effects related to the above of $1,946 and ($210) for the three months ended March 31, 2001 and 2000, respectively. Including the above items, income before income taxes was $42,452 and $62,433 and diluted earnings per share were $0.07 and $0.20 for the three months ended March 31, 2001 and 2000, respectively.

     (2) Excludes $108,324 and $2,800 of amortization of goodwill and purchased intangible assets, $0 and $19,876 write-off of purchased in-process research and development, and tax effects related to the above of $7,604 and $0 for the six months ended March 31, 2001 and 2000, respectively. Including the above items, income before income taxes was $75,546 and $95,638 and diluted earnings per share were $0.12 and $0.29 for the six months ended March 31, 2001 and 2000, respectively.

                                 AMDOCS LIMITED

                  Consolidated Statements of Income (Unaudited)

                      (in thousands, except per share data)

                                                            Three months ended       Six months ended
                                                                 March 31,              March 31,
                                                            ------------------       ----------------
                                                            2001         2000        2001          2000
                                                            ----         ----        ----          ----
Revenue:
  License                                                  $43,290      $30,441      $81,366      $56,943
  Service                                                  328,999      240,304      633,090      449,308
                                                          --------     --------     --------     --------
                                                           372,289      270,745      714,456      506,251
Operating expenses:
  Cost of license                                            1,295        1,458        2,953        2,631
  Cost of service                                          206,154      156,272      397,942      295,100
  Research and development                                  25,152       17,713       48,731       32,683
  Selling, general and administrative                       48,168       33,087       91,618       60,186
  Amortization of goodwill and purchased intangible
     assets                                                 54,164        2,100      108,324        2,800
  In-process research and development and other
     indirect acquisition-related costs                         --           --           --       19,876
                                                          --------     --------     --------     --------
                                                           334,933      210,630      649,568      413,276
                                                          --------     --------     --------     --------
Operating income                                            37,356       60,115       64,888       92,975

Other income, net                                            5,096        2,318       10,658        2,663
                                                          --------     --------     --------     --------
Income before income taxes                                  42,452       62,433       75,546       95,638

Income taxes                                                27,039       19,570       47,557       35,494
                                                          --------     --------     --------     --------
Net income                                                 $15,413      $42,863      $27,989      $60,144
                                                          ========     ========     ========     ========
Basic earnings per share                                     $0.07        $0.21        $0.13        $0.30
                                                          ========     ========     ========     ========
Diluted earnings per share                                   $0.07        $0.20        $0.12        $0.29
                                                          ========     ========     ========     ========
Basic weighted average number of shares outstanding        221,884      205,985      221,546      203,465
                                                          ========     ========     ========     ========
Diluted weighted average number of shares outstanding      227,213      211,416      226,994      207,904
                                                          ========     ========     ========     ========

                                 AMDOCS LIMITED
                      Condensed Consolidated Balance Sheets
                                 (in thousands)

                                                                                As of
                                                                       ------------------------------
                                                                        March 31,      September 30,
                                                                           2001             2000
                                                                       -----------     -------------
                                                                       (Unaudited)
ASSETS
Current assets:
   Cash, cash equivalents and short-term interest-bearing
     investments                                                       $468,055       $402,300
   Accounts receivable, including unbilled of $6,525 and $4,203,
     respectively                                                       312,899        263,100
   Deferred income taxes and taxes receivable                            37,012         35,179
   Prepaid expenses and other current assets                             44,493         34,327
                                                                     ----------     ----------
    Total current assets                                                862,459        734,906

Equipment, vehicles and leasehold improvements, net                     152,760        128,081
Goodwill and other intangible assets, net                               900,109      1,011,053
Other non-current assets                                                 71,992         61,045
                                                                     ----------     ----------
Total assets                                                         $1,987,320     $1,935,085
                                                                     ==========     ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
   Accounts payable and accruals                                       $203,448       $198,445
   Short-term financing arrangements                                      9,263         28,713
   Deferred revenue                                                     146,813        133,546
   Deferred income taxes and income taxes payable                        66,861         55,197
                                                                     ----------     ----------
    Total current liabilities                                           426,385        415,901
Non-current liabilities                                                  91,963         88,412
Shareholders' equity                                                  1,468,972      1,430,772
                                                                     ----------     ----------
Total liabilities and shareholders' equity                           $1,987,320     $1,935,085
                                                                     ==========     ==========

                                      # # #
                                      -25-